Exhibit 99.1

NIU Strengthens Market Positioning with New E-bicycles in China and Retail Store Expansion in International Markets

Beijing, June 1, 2020 - NIU Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, announced that the Company launched a new product G0 via e-commerce platform on May 25 2020, a new entry-level e-bicycle model under Gova series in China market.  The Company also updated the latest status of its international retail store expansion.

New Product Launch

The G0 is NIU’s entry level product designed to comply with the New National Standard of Electric Bicycle in China.  G0 is a new addition to our Gova series which was launched in September 2019 as a new product series.  The Gova series is targeted at the mid-end e-scooter market, representing good value for money and high quality.  The design language is differentiated in comparison to our main e-scooter lines.  The G0 is powered by lithium-ion battery and a 400-watt motor, with smart functions as an add-on option.  It comes with two riding modes - sports and tour.  Many functional accessories are specifically developed for G0 to extend the scope of utilities, including the baby seat and front basket.  For more details, please visit the product website at https://www.niu.com/product/gova/g0.

The Company is also planning to launch another new model, G2, under the Gova series in June 2020.  The G2 will be categorized as electric bicycle in China and positioned as a premium model within the Gova series.  More information will be available at our website after the product is launched.

Retail Store Expansion Update for International Markets

As retail stores in the international markets reopen and urban travel demands recover from the COVID-19 pandemic, five new franchised flagship stores were opened in May 2020 in the following cities: Seoul and Daegu (South Korea), Antwerp (Belgium), Rome (Italy) and Lisbon (Portugal).

NIU originally planned to work with local distributors to open new franchised stores in United States, Indonesia, Philippines and other international markets, but has postponed some of these retail store expansion plans to the second half of 2020 due to the COVID-19 pandemic.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric bicycles and motorcycles.  NIU has a product portfolio consisting of seven series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, and a performance bicycle series, NIU Aero.  Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services.  For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements.  Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements.  NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com